SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Regional Management Corp.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

75902K106
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

November 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75902K106		Page 2 of 13 Pages
1		NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 888,852 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 888,852 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,852 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.27%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 75902K106		Page 3 of 13 Pages
1		NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 290,069 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 290,069 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,069 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.03%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 75902K106		Page 4 of 13 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,575 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,575 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,575 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106		Page 5 of 13 Pages
1		NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,108 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,108 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,108 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106		Page 6 of 13 Pages
1		NAME OF REPORTING PERSON Basswood Opportunity Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 183,386 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 183,386 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,386 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.91%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106		Page 7 of 13 Pages
1		NAME OF REPORTING PERSON Basswood Opportunity Fund, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,788 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,788 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,788 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 75902K106		Page 8 of 13 Pages
1		NAME OF REPORTING PERSON Jonathan D. Brown
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,789
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,789
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,789 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 75902K106		Page 9 of 13 Pages
1		NAME OF REPORTING PERSON Matthew Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 888,852 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 888,852 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,852 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.27%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN/HC

CUSIP No. 75902K106		Page 10 of 13 Pages
1		NAME OF REPORTING PERSON Bennett Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 888,852 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 888,852 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,852 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.27%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN/HC

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common stock, $0.10 par value per share (the “Common Stock”), of Regional Management Corp., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on December 15, 2017, as amended by Amendment No. 1 dated January 30, 2018, Amendment No. 2 dated August 16, 2022 and, as amended by this Amendment No. 3, the “Schedule 13D”).  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following:

On November 28, 2022, Basswood Capital Management, L.L.C. (the “Management Company”) entered into an Amendment to the Cooperation Agreement with the Issuer (the “Cooperation Agreement Amendment”). Pursuant to the terms of the Cooperation Agreement Amendment, the number of "net long position" shares of Common Stock that must be beneficially owned by the Management Company and its affiliates to maintain the right to designate a member of the Board was amended from 874,705 shares of Common Stock to the lesser of 7.5% of the outstanding shares of Common Stock and 718,657 shares of Common Stock.  In addition, the Issuer confirmed that the Board will nominate Mr. Brown for election to the Board at the Issuer’s 2023 annual meeting of stockholders pursuant to the terms of the Cooperation Agreement.

The foregoing description of the Cooperation Agreement Amendment is qualified by the full text of such agreement, which is attached as an exhibit to this Amendment No. 3.

Item 5.       Interest in Securities of the Issuer.

Items 5(a) - 5(c) of this Schedule 13D is hereby amended to include the following:

(a) and (b). As of the date of this Amendment No. 3, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the approximately 9,585,782 shares of Common Stock outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 888,852 shares of Common Stock held directly by the Funds and the managed accounts. Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 290,069 shares of Common Stock held directly by Basswood Financial Fund, LP, Basswood Financial Long Only Fund, LP and Basswood Opportunity Partners, LP.

By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. If the Reporting Persons were deemed to be such a “group,” such group would collectively beneficially own 906,641 shares of Common Stock or 9.46% of Common Stock outstanding on the date of this Amendment No. 3. Each of the Reporting Persons disclaims voting and investment power over shares of the Common Stock, except as set forth on the cover pages of this Schedule 13D, beneficially owned by each other Reporting Person and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person is a beneficial owner of any shares as to which it disclaims voting and dispositive power.

(c) Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past 60 days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following:

Item 4 of this Amendment No. 3 is incorporated by reference herein.

Item 7.      Material to be filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to include the following:
Exhibit 99.4 – Amendment to Cooperation Agreement, dated November 28, 2022, by and between Basswood Capital Management, L.L.C. and Regional Management Corp. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed November 28, 2022)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2022	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: November 29, 2022	BASSWOOD PARTNERS, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: November 29, 2022	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: November 29, 2022	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: November 29, 2022	BASSWOOD OPPORTUNITY PARTNERS, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: November 29, 2022	BASSWOOD OPPORTUNITY FUND, INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: November 29, 2022	/s/ Jonathan D. Brown
Jonathan D. Brown

Dated: November 29, 2022	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: November 29, 2022	/s/ Bennett Lindenbaum
Bennett Lindenbaum

Schedule I

Fund	Trade Date	Shares Purchased (Sold)	Price
Basswood Managed Account	11/08/22	(4,189)	$28.75
Basswood Managed Account	11/08/22	(15,236)	$28.75
Basswood Managed Account	11/08/22	(805)	$28.75
Basswood Managed Account	11/08/22	(8,905)	$28.75
Basswood Managed Account	11/10/22	(862)	$32.02
Basswood Managed Account	11/10/22	(3,138)	$32.02
Basswood Managed Account	11/10/22	(166)	$32.02
Basswood Managed Account	11/10/22	(1,834)	$32.02
Basswood Managed Account	11/11/22	(1,606)	$31.63
Basswood Managed Account	11/11/22	(5,843)	$31.63
Basswood Managed Account	11/11/22	(309)	$31.63
Basswood Managed Account	11/11/22	(3,414)	$31.63
Basswood Managed Account	11/14/22	(751)	$31.00
Basswood Managed Account	11/14/22	(2,729)	$31.00
Basswood Managed Account	11/14/22	(144)	$31.00
Basswood Managed Account	11/14/22	(1,595)	$31.00
Basswood Managed Account	11/15/22	(453)	$30.38
Basswood Managed Account	11/15/22	(1,646)	$30.38
Basswood Managed Account	11/15/22	(87)	$30.38
Basswood Managed Account	11/15/22	(962)	$30.38
Basswood Managed Account	11/17/22	(9,071)	$28.58
Basswood Managed Account	11/17/22	(32,996)	$28.58
Basswood Managed Account	11/17/22	(1,743)	$28.58
Basswood Managed Account	11/17/22	(19,283)	$28.58
Basswood Managed Account	11/22/22	(144)	$29.59
Basswood Managed Account	11/22/22	(523)	$29.59
Basswood Managed Account	11/22/22	(27)	$29.59
Basswood Managed Account	11/22/22	(306)	$29.59
Basswood Managed Account	11/23/22	(1,935)	$29.51
Basswood Managed Account	11/23/22	(7,036)	$29.51
Basswood Managed Account	11/23/22	(372)	$29.51
Basswood Managed Account	11/23/22	(4,112)	$29.51
Basswood Financial Fund, LP	11/25/22	911	$29.53
Basswood Financial Long Only Fund LP	11/25/22	170	$29.53
Basswood Opportunity Fund, Inc.	11/25/22	374	$29.53
Basswood Managed Account	11/25/22	(173)	$29.56
Basswood Managed Account	11/25/22	3,579	$29.53
Basswood Managed Account	11/25/22	(628)	$29.56
Basswood Managed Account	11/25/22	(33)	$29.56
Basswood Managed Account	11/25/22	(367)	$29.56
Basswood Financial Fund, LP	11/28/22	308	$29.25
Basswood Financial Long Only Fund LP	11/28/22	58	$29.25
Basswood Opportunity Fund, Inc.	11/28/22	126	$29.25
Basswood Managed Account	11/28/22	(841)	$29.28
Basswood Managed Account	11/28/22	1,211	$29.25
Basswood Managed Account	11/28/22	(3,065)	$29.28
Basswood Managed Account	11/28/22	(148)	$29.28
Basswood Managed Account	11/28/22	(1,638)	$29.28